Exhibit 23.1

                       Consent of Independent Accountants


            We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-93568) of our report dated November 9, 1998 appearing on page F-1 of this Form 10-K.

            PRICEWATERHOUSECOOPERS LLP




            San Diego, California
            December 29, 1998

Garden Fresh Restaurant Corp.
Report and Financial Statements
September 30, 1997 and 1998



                       REPORT OF INDEPENDENT ACCOUNTANTS



     To the Board of Directors and Shareholders of Garden Fresh Restaurant Corp.

     In our opinion, the financial statements listed in the index appearing under Item 14(a)(1) on page 30 present fairly, in all material respects, the financial position of Garden Fresh Restaurant Corp. at September 30, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


     PricewaterhouseCoopers LLP

     San Diego, California
     November 9, 1998

Garden Fresh Restaurant Corp.
Balance Sheet
                                                          September 30,
                                                   1997                 1998
Assets

Current assets:
 Cash and cash equivalents                    $  2,345,000        $  3,382,000
 Inventories                                     2,886,000           3,579,000
 Other current assets                              550,000             660,000
 Deferred income taxes                             322,000             376,000
                                                ----------          ----------
        Total current assets                     6,103,000           7,997,000

Property and equipment, net                     54,257,000          74,601,000
Intangible and other assets                      1,472,000           2,334,000
Deferred income taxes                              577,000                   -
                                                ----------          ----------
                                              $ 62,409,000        $ 84,932,000
                                                ----------          ----------
Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable                          $  5,012,000        $  3,657,000
    Current portion of long-term debt            4,456,000           5,712,000
    Accrued liabilities                          4,411,000           5,081,000
                                                ----------          ----------
           Total current liabilities            13,879,000          14,450,000

Accrued rent                                     1,397,000           1,292,000
Deferred income taxes                                    -             618,000
Deferred compensation                                    -             171,000
Long-term debt, net of current portion          12,965,000           9,154,000

Shareholders' equity:

Common stock, $.01 par value; 12,000,000
shares authorized at September 30, 1997 and
1998, respectively; 4,264,579 and 5,544,217
issued and outstanding at September 30, 1997
and 1998, respectively                              43,000              56,000
Paid-in capital                                 38,794,000          58,542,000
Accumulated (deficit) earnings                  (4,669,000)            649,000
                                                ----------          ----------
   Total shareholders' equity                   34,168,000          59,247,000

Commitments and contingencies (Note 8)          ----------          ----------

                                              $ 62,409,000        $ 84,932,000
                                                ----------          ----------

                              See accompanying notes to financial statements.

Garden Fresh Restaurant Corp.
Statement of Operations
                                                                     Year ended September 30,
                                                       1996                1997                1998
Net sales                                             $71,373,000         $90,252,000        $110,049,000

Costs and expenses:
  Cost of sales                                        19,318,000          23,497,000          28,605,000
  Restaurant operating expenses                        36,851,000          46,966,000          56,816,000
  General and administrative expenses                   5,142,000           5,672,000           6,781,000
  Depreciation and amortization                         4,518,000           6,147,000           7,267,000
                                                       ----------          ----------          ----------
  Operating income                                      5,544,000           7,970,000          10,580,000

Interest invome(expense):
  Interest income                                         142,000             106,000             227,000
  Interest expense                                       (671,000)         (1,579,000)         (1,958,000)
  Other expense                                           (66,000)            (62,000)           (111,000)
                                                       ----------          ----------          ----------
                                                         (595,000)         (1,535,000)         (1,842,000)
                                                       ----------          ----------          ----------

Income before income taxes                              4,949,000           6,435,000           8,738,000

Provision for income taxes                             (1,945,000)         (2,548,000)         (3,420,000)
                                                       ----------          ----------          ----------

Net income                                            $ 3,004,000         $ 3,887,000        $  5,318,000
                                                       ----------          ----------          ----------

Net income per share available to
  common shareholders:

  Basic                                               $      0.73         $      0.93         $      1.12
  Diluted                                             $      0.72         $      0.88         $      1.04

Shares used in computing net income per share:

  Basic                                                 4,103,000           4,192,000           4,734,000
  Diluted                                               4,176,000           4,402,000           5,089,000

                              See accompanying notes to financial statements.

Garden Fresh Restaurant Corp.
Statement of Cash Flows
                                                                          Year ended September 30,
                                                              1996              1997             1998
Cash flows from operating activities:
  Net income                                          $   3,004,000     $   3,887,000      $   5,318,000
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                       4,518,000         6,147,000          7,267,000
      Loss on property disposal                              66,000            70,000            111,000
      Deferred income taxes                                 677,000           597,000          1,141,000
      Tax benefits from exercise of stock options                              25,000            371,000
      Changes in assets and liabilities:
        Increase in inventories                            (295,000)         (589,000)          (693,000)
        Increase in other assets                           (100,000)          (20,000)          (110,000)
        Increase (decrease) in accounts payable             276,000         1,984,000         (1,355,000)
        Increase in accrued liabilities                   1,698,000            76,000            670,000
        Increase (decrease) in accrued rent                   5,000          (111,000)          (105,000)
        Increase in deferred compensation                                                        171,000
                                                         ----------        ----------         ----------
          Net cash provided by operating activities       9,849,000        12,066,000         12,786,000
                                                         ----------        ----------         ----------

Cash flows from investing activities:
  Acquisition of property and equipment:
    New restaurant development                          (16,272,000)      (14,516,000)       (20,368,000)
    Existing restaurant additions                        (1,962,000)       (3,036,000)        (5,829,000)
    Increase in intangible and other assets              (1,257,000)       (1,270,000)        (2,387,000)
                                                         ----------        ----------         ----------
          Net cash used in investing activities         (19,491,000)      (18,822,000)       (28,584,000)
                                                         ----------        ----------         ----------

Cash flows from financing activities:
  Proceeds from long-term debt                            8,207,000        13,008,000         14,539,000
  Change in certificates of deposit restricted
    to secure debt                                          125,000
  Repayment of long-term debt                            (2,290,000)       (5,521,000)       (17,094,000)
  Net proceeds from issuance of common stock                129,000           999,000         19,390,000
  Repayment of shareholder notes receivable                 324,000                 -                  -
                                                         ----------        ----------         ----------
          Net cash provided by financing activities       6,495,000         8,486,000         16,835,000
                                                         ----------        ----------         ----------
Net increase (decrease) in cash and cash equivalents     (3,147,000)        1,730,000          1,037,000

Cash and cash equivalents at beginning of year            3,762,000           615,000          2,345,000
                                                         ----------        ----------         ----------

Cash and cash equivalents at end of year              $     615,000     $   2,345,000      $   3,382,000
                                                         ----------        ----------         ----------

                              See accompanying notes to financial statements.

Garden Fresh Restaurant Corp.
Statement of Changes in Shareholders' Equity
                                                                     Accumulated   Common Stock
                                    Common Stock        Paid-in      (deficit)     Notes
                                    Shares    Amount    Capital       earnings     Receivable     Total

Balance at September 30, 1995     4,099,347  $41,000   $ 37,643,000   (11,560,000)   (324,000)    25,800,000

Exercise of common stock             17,880                 129,000                                  129,000
  options

Repayment of shareholders                                                              324,000       324,000
  notes receivable

Net income                                                              3,004,000                  3,004,000
                                  ---------  -------   ------------  ------------  -----------  ------------

Balance at September 30, 1996     4,117,227   41,000     37,772,000    (8,556,000)                29,257,000

Exercise of common stock            135,155    2,000        910,000                                  912,000
  options

Issuance of common stock under       12,197                  87,000                                   87,000
  employee stock purchase plan

Tax benefts from exercise of                                 25,000                                   25,000
  stock options

Net income                                                              3,887,000                  3,887,000
                                  ---------  -------   ------------  ------------  -----------  ------------

Balance at September 30, 1997     4,264,579   43,000     38,794,000    (4,669,000)           -    34,168,000

Issuance of common stock          1,154,125   12,000     18,306,000                               18,318,000

Exercise of common stock
  options                           113,208    1,000        945,000                                  946,000

Issuance of common stock under       12,305        -        126,000                                  126,000
  employee stock purchase plan

Tax benefts from exercise of                                371,000                                  371,000
  stock options

Net income                                                              5,318,000                  5,318,000
                                  ---------  -------   ------------  ------------  -----------  ------------

Balance at September 30, 1998     5,544,217  $56,000   $ 58,542,000  $    649,000  $        -   $ 59,247,000
                                  ---------  -------   ------------  ------------  -----------  ------------

                              See accompanying notes to financial statements.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

     THE COMPANY

     Garden Fresh Restaurant Corp. (the "Company") is a Delaware corporation which owns and operates restaurants in Arizona, California, Florida, Georgia, New Mexico, Nevada, Texas, Washington and Utah doing business as Souplantation or Sweet Tomatoes.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     INVENTORIES

     Inventories, consisting principally of food, beverages and restaurant supplies, are valued at the lower of cost (first-in, first-out) or market.

     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight- line method over estimated useful lives of 3 to 30 years or the remaining lease term, whichever is shorter.

     Maintenance and repairs are charged to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumlated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

     Impairment of restaurant property and equipment is determined based on the anticipated undiscounted cash flows for each restaurant. Based upon the Company's analysis, no impairment of such assets was indicated during fiscal 1996, 1997, or 1998.

     INTANGIBLES AND OTHER ASSETS

     Intangible assets resulting from the 1983 acquisition of the two original Souplantation restaurants, comprised of leasehold interests and goodwill, are amortized using the straight-line method over 15 years. Pre-opening costs incurred in connection with opening new restaurant locations, including training and legal costs, are deferred and amortized over a one-year period commencing with the opening of each respective restaurant. Debt issuance costs are capitalized and amortized using the straight-line method over the term of the debt.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1 - THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING (Continued)

     INCOME TAXES

     Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from the differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     ADVERTISING

     Advertising costs are expensed as incurred. Advertising expenses were $1,467,000 $1,963,000 and $2,402,000 in fiscal 1996, 1997 and 1998, respectively, and are included in restaurant operating expenses.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     It is management's belief that the carrying amounts shown for the Company's financial instruments are reasonable estimates of their related fair value.

     CASH AND CASH EQUIVALENTS

     Cash equivalents are highly liquid investments purchased with maturities of three months or less. Cash equivalents consists of investments in money market accounts backed by Federal government securities. The carrying amount is reflected at cost, which approximates the fair value due to the short maturity of these instruments. The Company's policy is to place its cash with high credit quality financial institutions in order to limit the amount of credit exposure.

     NET INCOME PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. In accordance with SFAS No. 128, the Company has presented basic earnings per share and diluted earnings per share and restated all prior periods in conformity with SFAS No. 128. Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding during the period increased by the effect of dilutive stock options using the treasury stock method and common shares expected to be issued under the Company's employee stock purchase plan.

     Common stock equivalents of approximately 73,000, 210,000 and 355,000 shares for fiscal 1996, 1997 and 1998, respectively, were used to calculate diluted earnings per share. There are no reconciling items in calculating the numerator for basic and diluted earnings per share for the periods presented.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)


NOTE 1 - THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

     STOCK-BASED COMPENSATION

     The Company measures compensation expense for its stock-based employee compensation plans using the intrinisic value method and provides pro forma disclosures of net income and net income per share as if the fair value method had been applied in measuring compensation expense.

     NEW ACCOUNTING PRONOUNCEMENT

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the costs of start-up activities, which are inclusive of pre-opening costs, should be expensed as incurred. This new accounting standard is effective for financial statements for fiscal years beginning after December 15, 1998. Restatement of previously issued financial statements is not permitted. The Company has determined it will adopt SOP 98-5 in fiscal 2000. Upon adoption, the Company will recognize the cumulative effect of a change in accounting principle, net of any related income tax effect. Total deferred pre-opening costs as of September 30, 1997 and 1998, were $864,000 and $1,620,000, respectively.

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS
                                                              September 30,
                                                         1997           1998
OTHER CURRENT ASSETS
Prepaid taxes                                         $ 364,000      $ 395,000
Prepaid insurance                                        59,000         68,000
Other                                                   127,000        197,000
                                                       --------       --------
                                                      $ 550,000      $ 660,000
                                                       --------       --------

PROPERTY AND EQUIPMENT
Leasehold improvements                             $ 18,796,000   $ 23,255,000
Furniture and fixtures                               18,915,000     24,512,000
Equipment                                            14,675,000     18,664,000
Land and buildings                                   21,301,000     35,556,000
Construction in process on new restaurants            5,605,000      3,226,000
                                                     ----------     ----------
                                                     79,292,000    105,213,000

Less accumulated depreciation and amortization      (25,035,000)   (30,612,000)
                                                     ----------     ----------
                                                   $ 54,257,000   $ 74,601,000
                                                     ----------     ----------

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS (Continued)

                                                              September 30,
                                                         1997           1998
INTANGIBLES AND OTHER ASSETS
Intangible assets, net of
  amortization of $659,000 and
  $710,000, respectively                           $    157,000   $    106,000
Pre-opening costs, net of amortization
  of $472,000 and $647,000, respectively                864,000      1,620,000
Cash surrender value of insurance policy                               128,000
Deposits and other assets                               451,000        480,000
                                                     ----------     ----------
                                                   $  1,472,000   $  2,334,000
                                                     ----------     ----------
ACCRUED LIABILITIES
Accrued payroll                                    $  1,870,000   $  2,667,000
Accrued interest                                        138,000        108,000
Taxes payable                                           576,000        464,000
Accured insurance                                       871,000        946,000
Other                                                   956,000        896,000
                                                     ----------     ----------
                                                   $  4,411,000   $  5,081,000
                                                     ----------     ----------

NOTE 3 - LONG-TERM DEBT

     Obligations under long-term debt arrangements are comprised of:

                                                              September 30,
                                                         1997           1998

Notes payable to lending institutions, interest
  at 7.80%-10.25%, due in various monthly
  installments aggregating $310,000 (including
  Interest) through 2003.  Secured by property
  and equipment                                    $ 10,927,000   $  8,439,000
Notes payable to lending institutions, interest
  at 8.33%-10.17%, due in various monthly
  installments aggregating $223,000 (including
  Interest) through 2002.  Secured by land,
  building and property                               6,494,000      6,427,000
                                                     ----------     ----------
                                                     17,421,000     14,866,000
Less current portion                                 (4,456,000)    (5,712,000)
                                                     ----------     ----------
                                                   $ 12,965,000   $  9,154,000
                                                     ----------     ----------

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 3 - LONG-TERM DEBT (Continued)

     During fiscal 1998, the Company obtained a $5,000,000 line of credit. The outstanding principal balance on this line of credit bears interest at a rate of .75% above the prime rate (9.25% at September 30, 1998) with interest payable at the beginning of each month. All outstanding principal and interest amounts are due on November 1, 1999. At September 30, 1998, the outstanding balance was $0.

     The Company paid an aggregate of $770,000, $1,669,000 and $1,958,000 of interest on all outstanding debt during fiscal 1996, 1997 and 1998, respectively. The Company capitalized $167,000, $154,000 and $182,000 in interest expense during fiscal 1996, 1997 and 1998, respectively, related to construction of new stores

     Principal payments due on long-term debt during the five years subsequent to September 30, 1998 are as follows:

        1999                                       $  5,712,000
        2000                                          5,436,000
        2001                                          2,654,000
        2002                                            944,000
        2003                                            120,000
                                                     ----------
                                                    $14,866,000
                                                     ----------

NOTE 4 - INCOME TAXES

     The provision for income taxes is summarized as follows:

                                                Year ended September 30,
                                          1996          1997           1998
  Current tax expense:
     Federal                         $   968,000   $  1,395,000  $  1,804,000
     State                               300,000        556,000       475,000
                                        --------      ---------     ---------
       Total current                   1,268,000      1,951,000     2,279,000
  Deferred tax expense                   677,000        597,000     1,141,000
                                       ---------      ---------     ---------
       Total tax expense             $ 1,945,000   $  2,548,000  $  3,420,000
                                       ---------      ---------     ---------


     A reconciliation of the amount computed by applying the statutory federal tax rate to the income before income taxes is as follows:

                                               Year ended September 30,
                                          1996          1997            1998

  Amounts computed at statutory      $ 1,683,000   $ 2,188,000     $ 2,971,000
    federal rate
  State taxes and other                  262,000       360,000         449,000
                                     -----------   -----------     -----------
  Provision for income taxes         $ 1,945,000   $ 2,548,000     $ 3,420,000
                                     -----------   -----------     -----------

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 4 - INCOME TAXES (Continued)

     The Company paid an aggregate of $1,137,000, $1,985,000 and $2,948,000 of income taxes in fiscal 1996, 1997 and 1998, respectively.

     Deferred tax assets (liabilities) are summarized as follows:

                                                          September 30,
                                                        1997            1998

   Depreciation                                   $ (1,299,000)   $ (2,015,000)
   Accrued rent                                        588,000         538,000
   Alternative minimum tax credit
     carryforward                                    1,340,000         797,000
   Other                                               270,000         438,000
                                                     ---------       ---------
     Deferred taxes (liabilities)                 $    899,000    $   (242,000)
                                                     ---------       ---------

     At September 30, 1998, the Company had available minimum tax credit carryforwards of $797,000. The Internal Revenue Code imposes certain conditions and possible limitations on the future availability of tax credit carryforwards, including limitations arising from changes in the Company's ownership.


NOTE 5 - SHAREHOLDERS' EQUITY

     COMMON STOCK

     In May 1998, the Company completed a secondary public offering of its common stock, whereby 1,154,125 shares, including an over-allotment option of 154,125 shares, were sold at a price of $17.19 per share resulting in net proceeds to the Company of $18,318,000.

     STOCK OPTION PLANS

     The Company has four stock option plans under which 1,457,500 options may be granted to employees, consultants and directors of the Company. The plans provide for the grant of both incentive stock options and non- qualified stock options. Under the plans, options to purchase common stock may be granted for periods up to ten years at a price per share ranging from 85% to 110% of the fair market value of the Company's common stock at the date of grant. During fiscal 1996, 1997 and 1998, employee stock options were granted at the fair market value of the stock at the date of grant. The options generally vest over periods of one to five years and may be exercised in annual installments ranging from one to ten years. Under the plans, directors will receive options to purchase 10,000 shares of common stock upon their election to the Board of Directors, and options to purchase 6,640 shares annually thereafter.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5 - SHAREHOLDERS' EQUITY (Continued)

     Activity for fiscal 1996, 1997 and 1998 with respect to these plans is as follows:
                                                               Weighted-
                                                Shares         Average
                                                underlying     Exercize
                                                options        Price

Outstanding at September 30, 1995                593,818       $ 8.35
Granted                                          201,950       $ 7.74
Exercised                                        (17,880)      $ 7.24
Canceled                                          (5,689)      $ 8.91
                                                 -------
Outstanding at September 30, 1996                772,199       $ 7.98
Granted                                          148,250       $ 9.04
Exercised                                       (135,155)      $ 6.75
Canceled                                         (10,375)      $ 8.02
                                                 -------
Outstanding at September 30, 1997                774,919       $ 8.40
                                                 -------
Granted                                           87,310       $15.04
Exercised                                       (113,208)      $ 8.36
Canceled                                          (3,002)      $11.04
                                                 -------
Outstanding at September 30, 1998                746,019       $ 9.18
                                                 -------

     Options to purchase an aggregate of 517,769 shares and 566,892 shares were exercisable under the plans as of September 30, 1997, and 1998, respectively. The weighted-average fair value of options granted under the plans during fiscal 1996, 1997, and 1998 was $2.82 per share, $4.90 per share and $9.46 per share, respectively.

     The following is a summary of stock options outstanding at September 30, 1998:

                 Options Outstanding                      Options Exercizable

                 Number            Weighted-              Number
                 Outstanding       Average     Weighted-  Exercizable      Weighted-
                 at                Remaining   Average    at               Average
Range of         September 30      Contractual Exercize   September 30    Exercize
Exercize Prices  1998              Life        Price      1998             Price

$ 4.40 - $ 6.50   157,519              6.79      $ 6.29    133,333          $ 6.25
$ 7.50 - $ 9.13   429,125              6.96      $ 8.80    359,994          $ 8.86
$10.00 - $12.50    73,565              6.26      $10.68     73,565          $10.68
$14.13 - $20.63    85,810              9.20      $15.06
                  -------                                  -------
$ 4.40 - $20.63   746,019              7.11      $ 9.18    566,892          $ 8.48
                  -------                                  -------
/TABLE

     The Company applies the intrinsic value method in accounting for its stock-based compensation. No compensation expense has been recognized for employee stock option grants, which are fixed in nature, as the options have been granted at fir market value. No compensation expense has been recognized for the employee stock purchase plan. Had compensation expense for the Company's stock-based compensation awards issued during 1996, 1997 and 1998 been determined based on fair market value at the dates, the Company's net income and net income per share would have been reduced to the pro forma

GARDEN FRESH RESTAURANT CORP.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5 - SHAREHOLDERS' EQUITY (Continued)

amounts indicated below:

                                              Year Ended September 30,
                                          1996          1997         1998
Net Income:
  As reported                        $3,004,000   $3,887,000   $5,318,000
  Pro forma                          $2,776,000   $3,386,000   $4,560,000

Net income per share:

 Basic:
  As reported                        $     0.73   $     0.93   $     1.12
  Pro forma                          $     0.68   $     0.81   $     0.96

 Diluted:

  As reported                        $     0.72   $     0.88   $     1.04
  Pro forma                          $     0.66   $     0.77   $     0.90

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in fiscal 1996, 1997 and 1998, respectively: dividend yield of 0.0% for each year, expected volatility of 39%, 52% and 61%, risk-free interest rates of 5.50%, 6.28% and 5.81%, and expected lives of 4.6 years, 5.3 years and 6.4 years. The fair value of the employees' purchase rights pursuant to the employee stock purchase plan is estimated using the Black-Scholes model with the following assumptions for fiscal 1996, 1997 and 1998: dividend yield of 0% for each year, expected volatility of 39%, 52% and 61%, risk-free interest rates of 5.16%, 5.46% and 5.26%, and expected lives of 6 months for each year.

     Employee stock purchase plan

     During 1996, the Company implemented an employee stock purchase plan for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value of a share of common stock on the first day of the offering period or the fair market value of a share of common stock on the purchase date. Employees may authorize the Company to withhold up to 10% of their compensation during any offering period, subject to certain limitations.
During fiscal 1997 and 1998, 12,197 and 12,305 shares were issued under the plan, respectively. The weighted-average fair value of those purchase rights granted in fiscal 1996, 1997 and 1998 was $2.11, $3.20 and $6.83, respectively.
At September 30, 1998, 225,498 shares were reserved for future issuance.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 6 - 401(k) SAVINGS PLAN

     The Company has a 401(k) Savings Plan (the "Plan") which allows eligible employees to contribute from one percent to the maximum percentage as determined by the Plan administrator (seventeen percent for the plan years ended December 31, 1995, 1996, 1997 and 1998) of pre-tax compensation, with the Company making discretionary matching contributions as determined each year by the Plan Administrator. Employees vest immediately in their contributions and vest in Company contributions over a four year period of service. Included in general and administrative expense for fiscal 1996, 1997 and 1998 are Company contributions of $0, $0 and $31,000, respectively.


NOTE 7 - DEFERRED COMPENSATION PLAN

     During 1998, the Company implemented a deferred compensation plan whereby a select group of management employees may elect to defer up to 100% of their compensation into the plan. The Company makes matching contributions of 50% up to $6,000 for management and 100% up to $20,000 for officers. Matching contributions vest over a four year period (25% per year of service).
Deferrals and matching contributions accrue earnings based upon the investment return of a portfolio selected by the participant from among portfolio options specified in the plan. The Company's liability related to this plan at September 30, 1998 was $171,000. The plan also provides a death benefit to participants who die while employed by the Company. The death benefit is generally $100,000 but for executive officers is $500,000. The cash surrender value of such insurance was $128,000 at September 30, 1998. Benefits under the plan are generally payable at retirement or attainment of a specified age. All contributions and earnings held under the plan remain assets of the Company and are subject to the claims of general creditors of the Company. There are currently 12 participants in the plan. The plan is not intended to be a qualified plan under Section 401(a) of the Internal Revenue Code.


NOTE 8 - COMMITMENTS AND CONTINGENCIES

     The Company leases certain of its restaurant facilities under noncancelable operating lease agreements. The leases expire at various dates through 2018 and contain five to twenty-year renewal options. The leases provide that the Company pay the taxes, insurance and maintenance expenses related to the leased facilities, and the monthly rental payments are subject to periodic adjustments. Certain leases contain fixed escalation clauses and rent under these leases is charged ratably over the lease term. The majority of the leases also provide for percentage rentals on sales above a specified minimum.


     The aggregate future minimum lease commitments due are as follows:

     FOR THE YEAR ENDING SEPTEMBER 30,    AMOUNT

      1999                              $  6,403,000
      2000                                 5,889,000
      2001                                 5,836,000
      2002                                 5,861,000
      2003                                 5,559,000
      Thereafter                          38,997,000
                                          ----------
         Total minimum lease payments   $ 68,545,000
                                          ----------

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Continued)

     The Company incurred rental expenses under all operating leases of $5,037,000, $5,584,000 and $6,174,000 in fiscal 1996, 1997 and 1998, respectively. Rental expense includes percentage rentals of $171,000, $227,000 and $285,000 for fiscal 1996, 1997 and 1998, respectively.

     The Company is party to various legal actions relating to former employees. In the opinion of management, after reviewing the information which is currently available with respect to these matters, and consulting with the Company's counsel, any liability which may ultimately be incurred will not materially affect the financial position or results of operations of the Company.

NOTE 9 - SUBSEQUENT EVENTS

     In October 1998, the Company obtained a $10,000,000 revolving line of credit, which replaced the $5,000,000 previous line of credit. The outstanding principal balance on this line of credit bears interest at a rate of .75% above the prime rate with interest payable at the beginning of each month. All outstanding principal and interest amounts are due on November 1, 1999.

     In October 1998, the Company was authorized by the Board of Directors to repurchase up to 500,000 shares of the Company's common stock. Under the repurchase program, shares may be purchased from time to time on the open market at prevailing prices or in private transactions, subject to market conditions. The repurchase is based on the ability of the Company to purchase the number of shares indicated at acceptable prices.

